APRICUS BIOSCIENCES, INC.

11975 El Camino Real, Suite 300

San Diego, California 92130

October 1, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rose Zukin

Re:	Apricus Biosciences, Inc.
Registration Statement on Form S-3 (File No. 333-182703)

Dear Rose Zukin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apricus Biosciences, Inc. (the “Company”) hereby requests that the effective date for the registration statement on Form S-3 (File No. 333-182703) be accelerated so that it will be declared effective by 4:00 p.m. Eastern Time on Wednesday, October 3, 2012 or as soon as possible thereafter.

The Company hereby acknowledges

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call the undersigned at (858) 222-8041 or Ryan Murr at (415) 315-6300.

Very truly yours, Apricus Biosciences, Inc.

By:	/s/ Randy J. Berholtz
	Name:	Randy J. Berholtz
	Title:	Executive Vice President and General Counsel

cc:	Ryan Murr, Esq. (Ropes & Gray LLP)